October 13, 2011

CONFIDENTIAL

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C.  20549

Re:	Paperweight Development Corp.
Form 10-K for Fiscal Year Ended January 1, 2011
Filed March 11, 2011
File No. 333-82084-01

Appleton Papers Inc.
Form 10-K for Fiscal Year Ended January 1, 2011
Filed March 11, 2011
File No. 333-82084

Dear Mr. Reynolds:

This letter is submitted on behalf of Paperweight Development Corp. and Appleton Papers Inc. (collectively “Appleton”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) on the above-referenced Form 10-K as set forth in your letter to Appleton dated October 3, 2011.  The Staff’s comments are restated below in bold type, and are followed by Appleton’s response thereto.

Form 10-K for Fiscal Year Ended January 1, 2011

Executive Compensation, page 111

Market Survey Process, page 112

1.
We partially reissue comment three of our letter dated June 3, 2011. Please confirm that in future filings you will disclose in greater detail how the named executive officers' targeted compensation compares to the market compensation data you use. For example, confirm that you will provide the percentile information with greater specificity, as the range of 25% to 75% is not sufficiently detailed. Please provide us with draft disclosure.

Response:

As requested, Appleton confirms that in future filings it will disclose in greater detail how the named executive officers’ target compensation compares to the market compensation data it uses.

Proposed disclosure in substantially the form set forth below will be included in future filings (new disclosure is underlined):

Market survey analysis shows that Appleton is competitive with the market across all elements of compensation - base salary, target annual incentive and total compensation (sum of base salary, target annual incentive and target long-term incentive). Competitive is defined as above the 25th percentile and below the 75th percentile of the survey data. With the exception of one position below the 25th percentile, the total target compensation for each executive in 2010 is between 95% and 110% of the median (50th percentile) of the survey data.  Although the Compensation Committee considers executive compensation paid at companies included in the market survey, the Committee does not attempt to maintain a specified target percentile within the market to determine executive compensation.

Long Term Performance Cash Plan, page 115

2.
We partially reissue comment five of our letter dated June 3, 2011. Please confirm that you will disclose in future filings the threshold, target and maximum performance measures used for completed performance cycles, to the extent you have these separate targets. Please provide us with draft disclosure.

Response:

As requested, Appleton confirms that it will disclose in future filings the threshold target and maximum performance measures used for completed performance cycle, to the extent it has these separate targets.

Proposed disclosure in substantially the form set forth below will be included in future filings (new disclosure is underlined):

At, or shortly after, the start of the three-year performance cycle, a target award is established for each participant.  Target awards, based on market competitive values, are expressed as a fixed dollar amount.  The target award was equal to $373,000 for Mr. Richards, $116,000 for Mr. Ferree, and $69,000 for Mr. Willetts and Ms. Macdonald.  At the end of the performance cycle, the resulting award will be determined based upon the Compensation Committee’s evaluation of Appleton’s performance against the pre-established performance measures. For the 2008-2010 performance cycle and the 2009-2011 performance cycle, the resulting award value can range from 50% to 150% of the target award. Performance below the minimum results in zero compensation and overall payments are capped at 150% of target.

The 2008-2010 performance cycle was calculated against equally weighted target metrics of average revenue growth and average return on invested capital (ROIC) over the same period of time.  Actual performance was below the required thresholds of average revenue growth and average return on invested capital, thus no incentive will be paid. At the end of 2010, the 2009-2011 performance cycle, which is also calculated against equally weighed target metrics of average revenue growth and average return on invested capital, is estimated to be 0% of target.

The 2008-2010 performance cycle metrics are set forth below:

2008 – 2010 Performance Cycle Metrics

	Minimum	Target	Maximum
3-Year Average Revenue Growth	0.5%	2.5%	5.0%+
3-Year Average ROIC	6.0%	8.5%	11.0%+

Exhibits

3.
We partially reissue comment seven of our letter dated June 3, 2011. Exhibit 10.1 and Exhibit 10.5 of your Form 10-Q for the quarter ended July 3, 2011 continue to appear to be missing schedules, attachments or exhibits. We also are unable to locate Exhibit 10.25.6 of your Form 10-K as revised to file the exhibit in its entirety with the Form 10-Q for the quarter ended July 3, 2011. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Response:

As requested, Appleton confirms that it will file the referenced exhibits in their entirety with its next periodic report.

If you have any questions regarding this letter or require any further additional information, please do not hesitate to contact Tami Van Straten, General Counsel and Secretary of Appleton, (920) 991-5122.

Sincerely,
/s/ Mark R. Richards
Mark R. Richards
President and Chief Executive Officer